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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15 )*

DONEGAL GROUP INC.
(Name of Issuer)
Class A common stock, $.01 par value per share
Class B common stock, $.01 par value per share
(Title of Class of Securities)
Class A common stock - 257701 20 1
Class B common stock - 257701 30 0
(CUSIP Number)
Jeffrey D. Miller, Senior Vice President and Chief Financial Officer
Donegal Mutual Insurance Company
1195 River Road, Marietta, Pennsylvania 17547
(717) 426-1931
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	257701 20 1 and 257701 30 0

1	NAMES OF REPORTING PERSONS: Donegal Mutual Insurance Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
23-1336198

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		7,980,103 shares of Class A common stock and 3,807,660 shares of Class B common stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,980,103 shares of Class A common stock and 3,807,660 shares of Class B common stock

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,980,103 shares of Class A common stock and 3,807,660 shares of Class B common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.4% of Class A common stock and 68.3% of Class B common stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IC HC

PREFATORY NOTE
     All share information set forth in this Amendment No. 15 to Schedule 13D/A reflects the 33-1/3% stock dividend declared by the board of directors of Donegal Group Inc. on April 5, 2006.

Item 2.	Identity and Background.
     Item 2 is hereby supplemented and restated so that, as supplemented and restated, Item 2 reads in its entirety as follows:
     The principal place of business and principal office of Donegal Mutual Insurance Company (“Donegal Mutual”), a Pennsylvania mutual fire insurance company, the entity filing this Amendment No. 15 to Schedule 13D/A, is located at 1195 River Road, Marietta, Pennsylvania 17547.
     As of April 19, 2006, Donegal Mutual owns approximately 41.4% of the Class A common stock of Donegal Group Inc. (“DGI”) and approximately 68.3% of the Class B common stock of DGI.
     Donegal Mutual believes that the interrelationship of Donegal Mutual and DGI is in the best interests of DGI and its stockholders and Donegal Mutual and its policyholders and provides DGI and Donegal Mutual with a number of competitive advantages, including:
•	Facilitating the stable management, consistent underwriting discipline, external growth and long-term profitability of DGI and Donegal Mutual;

•	Creating operational and expense synergies from the combined resources and integrated operations of Donegal Mutual and DGI;

•	Enhancing DGI’s external growth because of the ability of Donegal Mutual to affiliate with and, over a period of time, acquire other mutual insurance companies and later sell them to DGI;

•	Producing more stable and uniform underwriting results over extended periods of time than DGI could achieve without the interrelationship with Donegal Mutual; and

•	Providing Atlantic States Insurance Company (“Atlantic States”), DGI’s largest insurance subsidiary, with a significantly larger underwriting capacity because of the intercompany pooling agreement between Donegal Mutual and Atlantic States that has been in effect since 1986.
     Donegal Mutual believes that these benefits from its interrelationship with DGI are best demonstrated by the combined ratio of DGI’s insurance subsidiaries, DGI’s net income and the performance of DGI’s Class A common stock. This information for the five years ended December 31, 2005 is as follows:

•	Combined Ratio

	2001	2002	2003	2004	2005
DGI GAAP combined ratio	103.8%	99.6%	95.0%	93.1%	89.5%
Industry SAP combined ratio(1)	115.9	107.4	100.1	97.6	101.5

(1)	As reported by A.M. Best.
•	Net Income of DGI (in millions)

2001	2002	2003	2004	2005
$5.8	$12.0	$18.3	$31.6	$36.9
•	Stock Performance(2)

	2001	2002	2003	2004	2005
DGI Class A	$95.84	$102.86	$217.04	$230.93	$318.41
Russell 2000	101.03	79.23	115.18	134.75	139.23
Value Line (Property-Casualty)	104.04	107.73	136.27	152.29	168.92

(2)	Assumes $100 invested at the close of trading on December 29, 2000 and the reinvestment of all cash dividends.
     Donegal Mutual formed DGI as a downstream holding company in 1986 as a strategic initiative to provide access to additional sources of capital and surplus to allow Donegal Mutual to remain competitive, provide it with the capacity to expand its business and assure its long-term viability. Donegal Mutual’s majority ownership of DGI and the substantial increase in the value of that interest have been major factors in Donegal Mutual’s achievement of its current financial condition and dramatic growth in surplus since the formation of DGI.
     The insurance operations of DGI’s subsidiaries are interrelated with the insurance operations of Donegal Mutual and, while maintaining the separate corporate existence of DGI and Donegal Mutual, DGI and Donegal Mutual conduct the insurance business of DGI’s subsidiaries together with the insurance business of Donegal Mutual as the Donegal Insurance Group. As such, DGI and Donegal Mutual share the same business philosophy, the same employees, the same executive management and the same facilities, as well as offering the same types of insurance products.
     Donegal Mutual believes that the maintenance of its majority control of DGI is an essential foundation of its strong financial condition and that of DGI. In 2001, DGI implemented a two-class voting structure that has enabled DGI to issue stock to raise additional equity capital and to effect additional acquisitions without materially adversely affecting the relative voting power of any stockholder.
     Donegal Mutual believes that Donegal Mutual’s majority control of DGI has created, and will continue to create, a stability of management that permits the consistent underwriting discipline that will help assure the long-term profitability of Donegal Mutual and DGI. Accordingly, Donegal Mutual is committed to maintaining its majority control of DGI to facilitate a continuation of the benefits provided to DGI and Donegal Mutual by Donegal Mutual’s majority control of DGI. Donegal Mutual will therefore continue to make purchases of DGI’s Class A and Class B common stock from time to time in the open market pursuant to Rule 10b-18 and in private transactions. Donegal Mutual is authorized by an order of the Pennsylvania Insurance Department to acquire ownership of 100% of DGI’s Class B common stock.
     Donegal Mutual has owned not less than a majority of DGI’s voting common stock since the formation of DGI in 1986, and owned approximately a 61% voting interest in DGI as of the date of this Amendment No. 15 to Schedule 13D/A. Donegal Mutual believes that Donegal Mutual’s voting control of DGI serves to maximize the value of DGI.
     The names of Donegal Mutual’s directors are as follows: Donald H. Nikolaus, Frederick W. Dreher, Patricia A. Gilmartin, Philip H. Glatfelter, II, John E. Hiestand, Kevin M. Kraft, Sr., R. Richard Sherbahn and William H. Shupert. The names of Donegal Mutual’s executive officers are as follows: Donald H. Nikolaus, Cyril J. Greenya, Jeffrey D. Miller, Robert G. Shenk and Daniel J. Wagner. Such persons can be contacted through Donegal Mutual at 1195 River Road, Marietta, Pennsylvania 17547.
     Mr. Nikolaus has been President and Chief Executive Officer of Donegal Mutual since 1981 and a Director of Donegal Mutual since 1972. Mr. Nikolaus has been President and Chief Executive Officer of DGI since 1986. Mr. Nikolaus has been a partner in the law firm of Nikolaus & Hohenadel since 1972.
     Mr. Greenya has been Senior Vice President and Chief Underwriting Officer of Donegal Mutual since 2005; he was Senior Vice President, Underwriting of Donegal Mutual from December 1997 to 2005, was Vice President, Commercial Underwriting of Donegal Mutual from 1992 until December 1997 and served as Manager, Commercial Underwriting of Donegal Mutual from 1983 to 1992.
     Mr. Miller has been Senior Vice President and Chief Financial Officer of Donegal Mutual and DGI since 2005; he was Vice President and Controller of Donegal Mutual and DGI from 2000 to 2005 and Controller of Donegal Mutual and DGI from 1995 to 2000.

     Mr. Shenk has been Senior Vice President, Claims of Donegal Mutual since December 1997, was Vice President, Claims of Donegal Mutual from 1992 until December 1997 and served as Manager, Casualty Claims of Donegal Mutual from 1985 to 1992.
     Mr. Shupert has been Senior Vice President, Underwriting of Donegal Mutual since 1991 and served as Vice President, Underwriting of Donegal Mutual for 18 years prior thereto. Mr. Shupert has been a Director of Donegal Mutual since 1996.
     Mr. Wagner has been Senior Vice President and Treasurer of Donegal Mutual and DGI since 2005, was Vice President and Treasurer of Donegal Mutual from 2000 to 2005, was Treasurer of Donegal Mutual and DGI from 1993 to 2000 and served as Controller of Donegal Mutual for five years prior thereto.
     Mrs. Gilmartin has been an employee since 1969 of Donegal Insurance Agency, an insurance agency that is not affiliated with Donegal Mutual or DGI, except that Donegal Insurance Agency receives insurance commissions in the ordinary course of business from DGI’s insurance subsidiaries and affiliates in accordance with such subsidiaries’ and affiliates’ standard commission schedules and agency contracts. Mrs. Gilmartin has been a director of Donegal Mutual since 1979.
     Mr. Glatfelter retired in 1989 as a Vice President of Meridian Bank, a position he held for more than five years prior to his retirement. Mr. Glatfelter has been a director of Donegal Mutual since 1981, was Vice Chairman of Donegal Mutual from 1991 to 2001 and has been Chairman of the Board of DGI and Donegal Mutual since 2001.
     Mr. Hiestand has been President of Hiestand Memorials, Inc. since 1977 and a director of Donegal Mutual since 1983.
     Mr. Sherbahn has owned and operated Sherbahn Associates, Inc., a life insurance and financial planning firm, since 1974. Mr. Sherbahn has been a director of Donegal Mutual since 1967.
     Mr. Kraft is the President of Clyde W. Kraft Funeral Home, Inc. He has been a director of Donegal Mutual since 2003.
     Mr. Dreher has been a partner in the law firm of Duane Morris LLP since 1970 and a director of Donegal Mutual since 1996.
     In addition to the positions described above, the following individuals also serve as directors of DGI: Donald H. Nikolaus, Patricia A. Gilmartin, Philip H. Glatfelter, II and R. Richard Sherbahn. The other directors of DGI are Robert S. Bolinger, John J. Lyons and Richard D. Wampler, II. All of these individuals have been directors of DGI since DGI’s formation in August 1986, except for Mr. Lyons, who has been a director since 2001, and Mr. Wampler, who has been a director since 2004.

     All of the executive officers and directors of Donegal Mutual and DGI are citizens of the United States of America. Neither Donegal Mutual nor any of its executive officers or directors has, during the last five years, been convicted in a criminal proceeding (other than traffic violations and similar misdemeanors). Neither Donegal Mutual nor any of its or DGI’s executive officers or directors has, during the last five years, been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.
     As reported in Item 2, Donegal Mutual may from time to time purchase Class A common stock and Class B common stock in the open market pursuant to SEC Rule 10b-18 and in private transactions. The source of any funds Donegal Mutual uses for this purpose will be Donegal Mutual’s investable funds on hand.

Item 5.	Interest in Securities of the Issuer.
     Item 5 is hereby supplemented and restated so that, as supplemented and restated, Item 5 reads in its entirety as follows:
     (a) As of April 19, 2006, the following persons and entity beneficially owned the number of shares of Class A common stock and Class B common stock set forth opposite their respective names:

	Class A		Percent of	Class B	Percent of
	Shares		Outstanding	Shares	Outstanding
	Beneficially		Class A	Beneficially	Class B	Percent of
Name of Individual or Identity of Group	Owned(1)		Shares(2)	Owned(1)	Shares(2)	Total Votes
Donegal Mutual Insurance Company 1195 River Road Marietta, Pennsylvania 17547	7,980,103		41.4%	3,807,660	68.3%	61.4%

Directors of DGI:
Donald H. Nikolaus	710,042	(3)	3.7%	185,362	3.3%	2.6%
Robert S. Bolinger	16,678	(4)	—	1,450	—	—
Patricia A. Gilmartin	7,408	(5)	—	736	—	—
Philip H. Glatfelter, II	15,389	(6)	—	3,276	—	—
John J. Lyons	46,076	(7)	—	888	—	—
R. Richard Sherbahn	11,316	(8)	—	677	—	—
Richard D. Wampler, II	5,288	(9)	—	—	—	—

	Class A		Percent of	Class B	Percent of
	Shares		Outstanding	Shares	Outstanding
	Beneficially		Class A	Beneficially	Class B	Percent of
Name of Individual or Identity of Group	Owned(1)		Shares(2)	Owned(1)	Shares(2)	Total Votes
Executive Officers of Donegal Mutual and DGI (10):
Robert G. Shenk	81,395	(11)	—	5,501	—	—
Cyril J. Greenya	62,805	(12)	—	821	—	—
Daniel J. Wagner	25,072	(13)	—	166	—	—
Jeffrey D. Miller	25,777	(14)	—	582	—	—

Directors of Donegal Mutual(15):
Frederick W. Dreher	32,830	(16)	—	7,949	—	—
John E. Hiestand	4,281	(17)	—	116	—	—
Kevin M. Kraft, Sr.	3,955	(18)	—	—	—	—
William B. Shupert	25,293	(19)	—	3,285	—	—
All directors and executive officers of Donegal Mutual and DGI as a group (15 persons)	1,073,605	(20)	5.6%	210,804	3.8%	4.2%

(1)	Information furnished by each individual named. This table includes shares that are owned jointly, in whole or in part, with the person’s spouse, or individually by his or her spouse.

(2)	Less than 1% unless otherwise indicated.

(3)	Includes 422,222 shares of Class A common stock that Mr. Nikolaus has the option to purchase under stock options granted by DGI that are currently exercisable and 89,420 shares of Class A common stock owned by a family foundation of which Mr. Nikolaus is trustee.

(4)	Includes 12,222 shares of Class A common stock that Mr. Bolinger has the right to purchase under stock options granted by DGI that are currently exercisable.

(5)	Includes 3,333 shares of Class A common stock that Mrs. Gilmartin has the right to purchase under stock options granted by DGI that are currently exercisable.

(6)	Includes 6,889 shares of Class A common stock that Mr. Glatfelter has the right to purchase under options granted by DGI that are currently exercisable.

(7)	Includes 21,111 shares of Class A common stock that Mr. Lyons has the option to purchase under stock options granted by DGI that are currently exercisable.

(8)	Includes 8,222 shares of Class A common stock that Mr. Sherbahn has the option to purchase under stock options granted by DGI that are currently exercisable.

(9)	Includes 3,333 shares of Class A common stock that Mr. Wampler has the option to purchase under stock options granted by DGI that are currently exercisable.

(10)	Excludes Executive Officers listed under “Directors of DGI.”

(11)	Includes 66,666 shares of Class A common stock that Mr. Shenk has the option to purchase under stock options granted by DGI that are currently exercisable.

(12)	Includes 60,000 shares of Class A common stock that Mr. Greenya has the option to purchase under stock options granted by DGI that are currently exercisable.

(13)	Includes 24,444 shares of Class A common stock that Mr. Wagner has the option to purchase under stock options granted by DGI that are currently exercisable.

(14)	Includes 24,444 shares of Class A common stock Mr. Miller has the option to purchase under stock options granted by DGI that are currently exercisable.

(15)	Excludes directors listed under “Directors of DGI” and “Executive Officers of Donegal Mutual and DGI.”

(16)	Includes 3,333 shares of Class A common stock that Mr. Dreher has the option to purchase under stock options granted by DGI that are currently exercisable.

(17)	Includes 3,333 shares of Class A common stock that Mr. Hiestand has the option to purchase under stock options granted by DGI that are currently exercisable.

(18)	Includes 3,333 shares of Class A common stock that Mr. Kraft has the option to purchase under stock options granted by DGI that are currently exercisable.

(19)	Includes 17,556 shares of Class A common stock that Mr. Shupert has the option to purchase under stock options granted by DGI that are currently exercisable.

(20)	Includes 680,441 shares of Class A common stock the above-named persons have the option to purchase under stock options granted by DGI that are currently exercisable. Excludes 315,556 shares of Class A common stock the above-named persons have the option to purchase under stock options granted by DGI that are not currently exercisable.
          (b) Each of the persons together with his or her spouse, as applicable, and have sole voting power and sole dispositive power over all of the shares described in Item 5(a).

     To the knowledge of Donegal Mutual, none of the persons named in Item 5(a) has purchased or disposed of any shares of capital stock of DGI during the 60 days preceding April 19, 2006, except (i) upon the exercise of stock options and (ii) the purchases as set forth in the following table:

Identity of Person who	Date of	Amount of	Class of	Price Per	How the Transaction
Effected the Transaction	Transaction	Securities	Securities	Share	Was Effected
Robert G. Shenk	3/7/2006	22,221	A	$7.88	Acquisition — exercise of options

	3/7/2006	22,221	A	17.58	Disposition — private sale to Donegal Mutual

	3/10/2006	2,667	A	7.88	Acquisition — exercise of options

	3/10/2006	2,667	A	17.25	Disposition — open market sale

	3/15/2006	19,556	A	7.88	Acquisition — exercise of options

	3/15/2006	19,556	A	17.60	Disposition — open market sale

Donegal Mutual	3/7/2006	22,221	A	17.58	Acquisition — private purchase

	3/24/2006	6,989	B	16.94	Acquisition — private purchase

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY
By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Senior Vice President
and Chief Financial Officer

Dated: April 19, 2006